Atossa Genetics Inc.

4105 E. Madison Ave., Suite 320

Seattle, WA 98112

February 5, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

VIA Edgar

Re: Atossa Genetics Inc.
Registration Statement on Form S-1
Filed January 28, 2012
File No. 333-186248

Dear Sirs,

This letter is in response to the letter from Ms. Amanda Ravitz dated January 30, 2013 regarding the above referenced registration statement for Atossa Genetics Inc. Today we are filing with the Securities and Exchange Commission an amendment to the registration statement which includes the audited financial statements for 2010 and 2011 and related audit report for Atossa Genetics Inc.

Please let me know if you have any questions.

Best regards,

/s/ Kyle Guse

Chief Financial Officer and General Counsel

cc: Dr. Steven C. Quay, M.D., Ph.D., Chief Executive Officer